EXHIBIT 4.1

CERTIFICATE OF DESIGNATION

CLASS D 2% CONVERTIBLE PREFERRED STOCK

____________________________________________

$0.01 Par Value

of

COMPUMED, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

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CompuMed, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 103 thereof, DOES HEREBY CERTIFY:

FIRST:

That the date of filing the original Certificate of Incorporation of the Corporation with the Secretary of State of the State of Delaware was July 21, 1986.  Amendments to the Certificate of Incorporation were filed with said office of the Secretary of State on July 21, 1992, May 23, 1994 and October 17, 1994;

SECOND:

That the Certificate of Incorporation, as amended, of the Corporation authorizes the issuance of One Million (1,000,000) shares of Preferred Stock, $0.10 par value per share, and expressly vests the Board of Directors of the Corporation the authority to issue any or all of said shares in one or more series and by resolution or resolutions to establish such voting powers, full or limited, or no voting powers and such designations, preferences, and relative participating, optional or other special rights and qualifications, or resolutions hereof, as shall be stated and expressed in such resolution or resolutions; and

THIRD:

That the Board of Directors of the Corporation, pursuant to the authority expressly vested in it as aforesaid, pursuant to a Unanimous Written Consent, dated as of March 12, 2007, has adopted the following resolutions creating a Class D issue of Preferred Stock:

“RESOLVED, that Four Thousand One Hundred Sixty-Seven (4,167) of the One Million (1,000,000) authorized shares of Preferred Stock of the Corporation shall be designated Class D 2% Convertible Preferred Stock (the “Class D Preferred Stock”) which class shall possess the rights and privileges set forth below:

A.   General.  All shares of Class D Preferred Stock shall be identical with each other in all respects.  All of the shares of Class D Preferred Stock shall be of such rank as to any other outstanding series of Preferred Stock, if any, of the Corporation as to dividends and as to distributions upon liquidation, dissolution or winding up, as shall be provided in the resolutions of the Board of Directors of the Corporation creating such other series, subject in each case to the conditions contained herein, provided, however, that while any shares of Class D Preferred Stock are outstanding the Corporation shall not create any other class or series of Preferred Stock with any preference senior or equal to the preferences on the Class D Preferred Stock.

B.   Dividends in Cash or Kind. The Holder of each issued and outstanding share of Class D Preferred Stock shall be entitled to receive and the Corporation shall pay a dividend in respect of each such share at the rate per share of $9.60 per annum, payable on each of the first, second, third, and fourth anniversaries of March 12, 2007 (except that, if such date is not a Business Day, the payment date shall be the next succeeding Business Day) (“Dividend Payment Date”) commencing March 12, 2008.  Dividend payments to each Holder shall be made in shares of the Corporation’s Common Stock valued at the average Market Price over 20 trading days (as hereafter defined).

The Market Price means the closing prices of the sales on the American Stock Exchange, Nasdaq SmallCap Market, Nasdaq National Market System, Bulletin Board, or New York Stock Exchange (whichever of the foregoing is at the time the principal trading exchange or market for the common stock (the “Principal Market”)) or, if there has been no sales on the Principal Market on-any day, the average of the highest bid and lowest asked prices on the Principal Market at the end of such day, in each such case averaged over a period of twenty (20) days consisting of the day as of which "Market Price" is being determined and the nineteen (19) consecutive business days prior to such day. If at any time the Common Stock is not listed on any of the securities exchange described above, the "Market Price" will be the fair value thereof determined jointly by the Corporation and the holders of a majority of the holders. If such parties are unable to reach agreement within a reasonable period of time, such fair value will be determined by an independent appraiser, jointly selected by the Corporation and the holders of a majority of the Class D Preferred Stock.

No fractional shares of the Corporation’s Common Stock shall be issued to any Holder of the Class D Preferred Stock. The number of shares issuable as a dividend to each holder of Class D Preferred Stock shall be rounded to the nearest whole share.

In the event the dividends may not lawfully be paid by the issuance of the Corporation’s Common Stock and may be lawfully paid in cash, the dividends shall be paid in cash.

No dividends shall be paid on the Class D Preferred Stock if such payment would violate the laws of the State of Delaware; provided, however, the dividends shall be determined, declared and accrued by the Corporation. Dividends declared but not paid on or within ten business days following the Dividend Payment Date shall thereafter, at the option of the Holders of a majority of the Class D Preferred Stock exercisable at any time, be paid in cash and shall bear interest at the rate of twelve per cent per annum compounded annually.

Dividends will be payable to the Holders of all outstanding shares of Class D Preferred Stock on the Dividend Payment Date.

C.   Liquidation Preference.  (i) In the event of any liquidation, dissolution or winding-up of the Corporation, either voluntary or involuntary (a "Liquidation"), the holders of shares of the Class D Preferred Stock then issued and outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, whether from capital, surplus or earnings, before any payment shall be made to the holders of shares of the Common Stock or upon any other series of Preferred Stock of the Corporation with a liquidation preference subordinate to the liquidation preference of Class D Preferred Stock, an amount per share equal to four-hundred eighty dollars ($480) plus the dollar amount equal to all unpaid and accrued dividends (plus interest thereon only as described in Paragraph B above).  If, upon any Liquidation of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of the Class D Preferred Stock and the holders of the Class A Preferred Stock, the Class B Preferred Stock, and the Class C Preferred Stock the full amounts to which they shall respectively be entitled, the holders of shares of the Class D Preferred Stock and the holders of the Class A Preferred Stock, the Class B Preferred Stock, and the Class C Preferred Stock shall receive all of the assets of the Corporation available for distribution ratably in any distribution in accordance with the amounts due such stockholders.

After payment shall have been made to the holders of shares of Class D Preferred Stock of the full amount to which they shall be entitled, as aforesaid, the holders of shares of the Class D Preferred Stock shall be entitled to no further distributions thereon and the holders of shares of the Common Stock and of shares of any other class or series of stock of the Corporation shall be entitled to share, according to their respective rights and preferences, in all remaining assets of the Corporation available for distribution to its stockholders.

(ii) A merger or consolidation of the Corporation with or into any other corporation, or a sale, lease, exchange, or transfer of all or any part of the assets of the Corporation shall be deemed a liquidation of the Corporation unless no assets are distributed in respect of any class of capital stock of the Corporation in connection with, or as a result of, such merger or consolidation.

(iii) The declaration or payment of any dividend in respect of any class of capital stock of the Corporation shall be deemed a liquidation unless, after an allowance for the payment of any such dividend, the liquidation value of the assets of the Corporation exceeds the liquidation preference provided in this Part C and the Corporation may reasonably be expected to lawfully declare and pay the dividends provided in Part B.

D.   Conversion of Class D Preferred Stock.  The holders of Class D Preferred Stock shall have the following conversion rights:

(i)  Right to Convert.  Each share of Class D Preferred Stock shall be convertible at any time into 2,000 shares of common stock.

(ii)  Mechanics of Conversion.  Subject to paragraphs (iii) and (x) below, each holder of Class D Preferred Stock who desires to convert the same into shares of Common Stock shall provide notice to the Corporation by the execution and delivery to it of a notice of conversion (the "Conversion Notice") for not less than $50,000 aggregate liquidation preference of Preferred Stock, or the balance of the holder's certificates for Class D Preferred Stock if less than $50,000 aggregate liquidation preference.  The date on which a Conversion Notice for the shares of Class D Preferred Stock to be converted is duly received by the Corporation by mail at its then principal executive offices or by facsimile to (310) 645-5880 (or such other facsimile number as the Corporation shall designate in writing to each record holder) shall be a "Notice Date".  The Corporation shall use its reasonable best efforts to issue and deliver, within three (3) business days after it receives the certificate or certificates for the shares of Class D Preferred Stock to be converted, with proper endorsement if necessary, from the holder electing conversion, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled upon the conversion.

(iii)  Conversion Date.  Shares of the Class D Preferred Stock shall become convertible into shares of Common Stock commencing immediately after issuance (the "Conversion Date") at the option of the Holder.

(iv)  Fractional Shares.  No fractional share shall be issued upon the conversion of any shares of Class D Preferred Stock.  All shares of Common Stock (including fractions thereof) issuable upon conversion of shares of Class D Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share.  If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, round up or down any fractional share to the nearest whole share of Common Stock.

(v)  Adjustment to Conversion Ratio. If, prior to the conversion of all shares of Class D Preferred Stock, the number of outstanding shares of Common Stock or the Class D Preferred Stock is increased by a stock split, stock dividend or other similar event, or if the number of outstanding shares of Common Stock is decreased by a combination or reclassification of shares, or other similar event, the Board of Directors of the Corporation shall make an equitable adjustment in the Conversion Ratio, if necessary, to reflect such event in order to preserve substantially the initial Conversion Ratio.

(vi)  Reservation of Stock Issuable Upon Conversion.  The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Class D Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Class D Preferred Stock.  If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Class D Preferred Stock, the Corporation shall use its best efforts to take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(vii)  Status of Converted Stock.  Upon the Corporation receiving a notice of conversion for any shares of Class D Preferred Stock pursuant to this Part D, the shares covered by such notice of conversion shall no longer be deemed outstanding and all rights with respect to such shares shall cease and be canceled and such shares shall return to the status of authorized but unissued Preferred Stock of no designated class or series, and shall not be issuable by the Corporation as Class D Preferred Stock.

E.  Voting.  The Class D Preferred Stock shall have the same voting rights as the Corporation’s Common Stock except that each share of Class D Preferred Stock shall be entitled to 2,000 votes for vote allowed a share of the Corporation’s Common Stock, however such amount will be proportionally adjusted in the event of a reverse or forward split of the Company’s Common Stock.

F.  Redemption.  Neither the Corporation nor the holders of Class D Preferred Stock shall have any right to permit or compel, as the case may be, the redemption by the Corporation of the outstanding shares of Class D Preferred Stock.

G.  Preemptive Rights.  The holders of the Class D Preferred Stock are not entitled to any preemptive or subscription rights in respect of any securities of the Corporation.

FURTHER RESOLVED, that the statements contained in the foregoing resolutions creating and designating the Class D Preferred Stock and fixing the number, powers, preferences and relative, optional, participating, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof shall, upon the effective date of said series, be deemed to be included in and be a part of the Certificate of Incorporation of the Corporation pursuant to the provisions of Sections 104 and 151 of the General Corporation Law of the State of Delaware."

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be executed by a duly authorized officer on the 12th day of March, 2007.

COMPUMED, INC.

By: /s/ John G. McLaughlin
       John G. McLaughlin